2018

PROFIT AND LOSS STATEMENT

Brown Equity Properties, LLC

NET INCOME

$0



Gross Profit
Total Operation Expenses

	JAN	FEB	MAR	APR	MAY	JUN	JUL	AUG	SEP	OCT	NOV	DEC	YTD
Income From Operations	**$0**	**$0**	**$0**	**$0**	**$0**	**$0**	**$0**	**$0**	**$0**				**$0**
Interest Income (Expense)	$0	$0	$0	$0	$0	$0	$0	$0	$0				$0
Income Before Income Taxes	**$0**	**$0**	**$0**	**$0**	**$0**	**$0**	**$0**	**$0**	**$0**				**$0**
Income Tax Expense	$0	$0	$0	$0	$0	$0	$0	$0	$0				$0
Net Income	**$0**	**$0**	**$0**	**$0**	**$0**	**$0**	**$0**	**$0**	**$0**				**$0**